Dennis J. Scott	(301) 564-3352 phone
Deputy General Counsel, Director, Corporate Compliance & Assistant Secretary	(301) 564-3205 fax

January 14, 2016

VIA EDGAR AND FEDERAL EXPRESS
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re: Comments on Centrus Energy Corp. Annual Report

Dear Ms. Jenkins:

By letter dated December 23, 2015 (the “Comment Letter”), the Staff of the Division of Corporation Finance (the “Staff”) delivered to Centrus Energy Corp. (“Centrus” or the “Company”) the Staff’s comments on Centrus’ Form 10-K for the fiscal year ended December 31, 2014 filed on March 16, 2015 (the “10-K”). Centrus’ responses to the comments of the Staff are set forth below. The responses reference existing disclosure in the 10-K.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2014

Financial Statements

Notes to Financial Statements, page 96

Note 4 - Fresh Start Accounting, page 104

1.
Please provide to us the facts surrounding your conclusion that the criteria of fresh-start accounting were met, i.e., demonstrate that the holders of existing voting shares immediately before confirmation received less than 50 percent of the voting shares of the emerging entity. You disclose on page 108 that 95% of New Common Stock was issued to the holders of Old Notes and Old Preferred Stock. Tell us whether Toshiba and B&W were the only holders of the Series B-1 12.75% Convertible Preferred Stock and if not, please identify the other holder(s). Tell us whether the preferred stock holders had any voting rights on an “if converted to common stock” basis. We note that the balance of the convertible preferred stock represented approximately 18.0 million shares of common stock on an as-converted basis as of December 31, 2013 and that you had 5.1 million shares of common stock outstanding as of that date. Refer to the guidance of FASB ASC 852-10-45-19.

RESPONSE:

The Company emerged from Chapter 11 bankruptcy on September 30, 2014 (the “Effective Date”) upon confirmation of its Plan of Reorganization and when all conditions precedent necessary to consummate the Plan were satisfied or waived. In connection with its reorganization, the Company’s name was changed from USEC Inc. to Centrus Energy Corp. and the Company adopted fresh start accounting for its financial statements presentation in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 852, Reorganizations (“ASC 852”).
Pursuant to ASC 852-10-45-19, fresh start accounting should be adopted if two requirements are met:

If the reorganization value of the assets of the emerging entity immediately before the date of confirmation is less than the total of all postpetition liabilities and allowed claims, and if holders of existing voting shares immediately before confirmation receive less than 50 percent of the voting shares of the emerging entity, the entity shall adopt fresh-start reporting upon its emergence from Chapter 11. The loss of control contemplated by the plan must be substantive and not temporary. That is, the new controlling interest must not revert to the shareholders existing immediately before the plan was filed or confirmed.

On page 104 of the 10-K, the Company disclosed that it met the two conditions of ASC 852-10-45-19:

Upon the Company’s emergence from Chapter 11 bankruptcy, Centrus applied the provisions of fresh start accounting to its financial statements as (i) the holders of existing voting shares of the Predecessor Company (USEC Inc.) received less than 50% of the voting shares of the emerging entity (Centrus Energy Corp.) and (ii) the reorganization value of Centrus’ assets immediately prior to confirmation was less than the post-petition liabilities and allowed claims.

The change in the Company’s capital structure is described in Note 3, Emergence from Voluntary Reorganization under Chapter 11 Proceedings, on pages 102-103 of the 10-K.

Further details are provided below in response to the specific questions asked in the Comment Letter.

Q: “You disclose on page 108 that 95% of New Common Stock was issued to the holders of Old Notes and Old Preferred Stock. Tell us whether Toshiba and B&W were the only holders of the Series B-1 12.75% Convertible Preferred Stock and if not, please identify the other holder(s).”

A:
Yes, Toshiba and B&W were the only holders of the Series B-1 12.75% Convertible Preferred Stock (the “Old Preferred Stock”). As indicated on the Company’s Balance Sheet in the 10-K, there were 85,900 shares (rounded) of Old Preferred Stock issued and outstanding at December 31, 2013, as well as immediately prior to the Effective Date . As indicated on page 103 of the 10-K, the 85,903 shares of Old Preferred Stock were relinquished by Toshiba and B&W as part of the exchange for New Common Stock and New Notes.

Q:
Tell us whether the preferred stock holders had any voting rights on an “if converted to common stock” basis. We note that the balance of the convertible preferred stock represented approximately 18.0 million shares of common stock on an as-converted basis as of December 31, 2013 and that you had 5.1 million shares of common stock outstanding as of that date.

A:
As of December 31, 2013, the convertible preferred stock balance equated to 17.1 million shares of common stock. Under the terms of the Old Preferred Stock, the holders were not entitled to vote, except in certain limited circumstances as a separate class, including the right to vote on (1) any amendment of any provision of the Company’s Certificate of Incorporation or the Old Preferred Stock Certificate of Designation that would adversely affect the powers, preferences and relative participating, optional and other rights of Old Preferred Stock; (2) the payment of dividends or distributions of common stock or any other junior stock; (3) the redemption of any common stock or other junior stock or any parity stock; or (4) the issuance of any senior stock or parity stock. The holders of the Old Preferred Stock, voting as a separate class, were also entitled to elect two directors of the Company.

Based on the foregoing, the Old Preferred Stock did not constitute voting shares prior to the Effective Date.

As indicated in the 10-K, the New Common Stock was issued upon emergence as follows, subject to dilution on account of a new management incentive plan:
5.00% to the former holders of Old Common Stock.
15.96% in aggregate to Toshiba and B&W.
79.04% to the former holders of USEC Inc.’s 3% convertible senior notes (the “Old Notes”).

No holder of Old Common Stock was either a holder of the Old Notes or a holder of Old Preferred Stock and in the same regard, holders of the Old Notes and the Old Preferred Stock were not holders of Old Common Stock. Upon emergence, the combined Predecessor equity holders owned 5% of the Successor equity. Therefore, the change of control criteria was met.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me at (301) 564-3352.

Sincerely,

/s/ Dennis J. Scott

Dennis J. Scott
Deputy General Counsel, Director, Corporate
Compliance & Assistant Secretary